Filed by Oak Hill Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Oak Hill Financial, Inc.
Commission File No.: 0-26876

July 20, 2007 & "Strategic Expansion in Ohio Markets"

Forward Looking Statements This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between WesBanco and Oak Hill, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Oak Hill may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; WesBanco's or Oak Hill's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco's 2006 Annual Report on Form 10-K, Oak Hill's 2006 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Oak Hill with the Securities and Exchange Commission, including both companies' Form 10-Q's as of March 31, 2007. All forward-looking statements included in this news release are based on information available at the time of the release. Neither WesBanco nor Oak Hill assumes any obligation to update any forward-looking statement.

James C. Gardill Chairman Paul M. Limbert President & CEO John D. Kidd Chairman Ralph E. Coffman, Jr. President & CEO Robert H. Young EVP, Chief Financial Officer Introductions

Combination Highlights Doubles WesBanco's Ohio Deposit Market Share Assists in developing existing markets Enhances Growth Profile of WesBanco's Footprint Financially Attractive Common Cultures Provides Additional Revenue Growth Opportunities

Transaction Summary (1) Implied price per share based upon WesBanco's closing stock price as of 7/19/2007

Pricing Consistent with Recent Transactions Source: SNL Financial and company filings Pricing ratios based upon WesBanco's closing stock price as of 7/19/2007 (1) OAKF LTM earnings as of 6/30/2007 (2) Forward 2008 earnings estimates per First Call median of $2.15 (3) Excludes CDs greater than $100,000 (4) Based on OAKF 7/19/07 price per share (5) We examined bank mergers with: a) Sellers located in Ohio, Pennsylvania, Indiana or Kentucky; b) Transaction values between $100 million and $1 billion; c) Transactions announced from January 1, 2004, to July 13, 2007, and d) Comparable transactions do not include merger of equals. These criteria resulted in 12 transactions. Comparables (5) Price / LTM Earnings (1) Price / Forward Earnings (2) Price / Tangible Book Value Core Deposit Premium (3) 1 Day Market Premium (4) 46.7 x 27.9 382% 33.5 63.5 WSBC / OAKF High Median Low 14.2 x 15.4 193% 11.6 15.0 24.3 x 21.0 272% 22.7 31.9 19.2 x 17.0 232% 14.1 57.2

Oak Hill Financial, Inc. Overview Founded in 1902 Headquartered in Jackson, OH Assets of $1.3 billion Business lines: Community Banking, Insurance, Title Services

Markets 36 branches and 1 loan production office over 16 counties Central and Southern Ohio Key Counties (1) : Jackson, Scioto, Lawrence, Hamilton Financial Highlights (2) Net Loans ($M) Deposits ($M) Core ROAA (3): Core ROAE (3): NPAs/Assets: Reserves / Loans: NCO's / Avg. Loans: Tang. Equity / Tang. Assets: Oak Hill Financial, Inc. Overview (1) Represent 58% of Total Deposits (2) Financial Highlights as of or for the three months ended June 30, 2007 (3) Excludes $1.65 million non-taxable gain on bank-owned life insurance Source: SNL Financial $ 1,025 $ 958 0.91% 12.51% 1.29% 1.23% 0.23% 6.60%

Transaction Rationale Top 15 deposit market share in Ohio 51% of pro forma deposits located in Ohio Connects and fills the geographic gap in WesBanco's branch network Doubles presence in growth markets Significant increase in metropolitan deposit composition Increased scale enhances lending capabilities Adds trust and investment services to Oak Hill's product suite Identified, achievable cost savings Attractive IRR Accretive to GAAP and Cash EPS in 2009 Common community banking philosophy and culture Shared expertise in commercial lending WesBanco has a proven track-record of integrating acquisitions Doubles Ohio Market Share Enhanced Growth Financially Attractive Common Cultures

Creates a Powerful Community Bank Franchise Pro Forma Financial Highlights Assets: Deposits: Branches: $ 5.6 Billion $ 4.1 Billion 114 Source: Microsoft MapPoint and SNL Financial

Significant Market Share Gain Source: SNL Financial Deposit data as of June 30, 2006; pro forma for pending acquisitions

West Virginia Ohio Pennsylvania East 1906737 1013741 49318 Deposit Composition By State WesBanco Pro Forma Pennsylvania Ohio West Virginia Source: SNL Financial

Financial Impact - Overview Extensive due diligence completed Achievable cost savings identified Revenue opportunities identified but not assumed Commercial Banking Insurance Wealth Management and Trust Services Title Services

As part of the transaction, Oak Hill anticipates selling approximately $50 million in identified loans. After the sale, Oak Hill's non-performing assets will equal $2.65 million or 0.21% of total assets, as compared to $16.56 million or 1.29% of total assets before the sale.(1) WesBanco has incorporated the impact of the sale in its modeling. Sale of Loans (1) Using 6/30/07 data

Financial Impact - Per Share (1) Based on First Call consensus estimate of $2.10 per share and First Call consensus estimate of 6.5% EPS growth thereafter (2) Based on First Call consensus estimate of $2.15 less loss of income on spread differential from the sale of $50 million in loans and First Call consensus of 8% EPS growth thereafter; eliminates Oak Hill's existing CDI amortization (3) Based on pre-tax cost savings of $7.2 million in 2008 with 4% growth thereafter; assumes 75% of cost saves realized in 2008 (4) Includes financing costs related to the cash portion of the transaction at a rate of 6.50%; includes cash portion of deal charge at an opportunity cost of cash of 5.50% (5) Assumes 3.25% pre-tax core deposit intangible, 10 year sum-of-the-years method amortization

Capital Impact 6.60% 8.47 10.36 11.58 6.08% 8.38 10.61 11.61 6.81% 9.21 11.98 13.07 WSBC (1) OAKF (2) Estimated Pro Forma At 12/31/2007 Tangible Equity / Tangible Assets Leverage Ratio Tier I Capital Total Capital Capital Ratios (1) WSBC estimates as of 6/30/07 (2) OAKF estimates as of 6/30/07

Low Execution Risk Consistent with WesBanco's expansion strategy Common community banking philosophy and culture Shared expertise in commercial lending Proven track-record integrating acquisitions Key Oak Hill management to be retained

Additional Information Shareholders of WesBanco and Oak Hill and other interested parties are urged to read the joint proxy statements/prospectus that will be included in the Form S-4 registration statement that WesBanco will file with the SEC in connection with the merger because it will contain important information about WesBanco, Oak Hill, the merger and other related matters. A proxy statement/prospectus will be mailed to shareholders of WesBanco and Oak Hill prior to their respective shareholder meetings, which have not yet been scheduled. In addition, when the registration statement, which will include the joint proxy statements/prospectus and other related documents, is filed by WesBanco with the SEC, it may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or Oak Hill websites at http://www.wesbanco.com or at http://www.oakf.com. Any questions should be directed to Paul M. Limbert, Chief Executive Officer (304) 234-9206, James C. Gardill, Chairman (304) 234-9216 or Robert H. Young, Chief Financial Officer (304) 234-9447 of WesBanco or John D. Kidd, Chairman, or Ralph E. Coffman, Jr., President & CEO (740) 286-3283 of Oak Hill. WesBanco, Oak Hill and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of WesBanco and Oak Hill and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about WesBanco's directors and executive officers in the proxy statement for WesBanco's annual meeting of stockholders filed with the SEC on March 16, 2007. You can find information about Oak Hill's directors and executive officers in the proxy statement for Oak Hill's annual meeting of shareholders filed with the SEC on March 20, 2007. You can obtain free copies of these documents from the SEC, WesBanco or Oak Hill using the contact information above.